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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nolan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Main Road
(No. and Street)

Monterey (City) MA (State) 01245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 587-6667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

PROCESSED
APR 25 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) New York (City) New York (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nolan Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bruce P. Kelly
Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation at December 31, 2004 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2005

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	159,321
Deposit with clearing broker (Note 5)		25,000
Due from clearing broker-net (Note 5)		186,514
Securities owned, at fair value (Note 6)		79,213
Receivable from officer		164,046
Other receivables (Note 10)		381,719
Other assets		3,406
Fixed assets, net of accumulated depreciation of $27,562 (Note 7)		78,968
TOTAL ASSETS	$	1,078,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	81,786
Payable to former SDN holders		154,619
TOTAL LIABILITIES		236,405
Commitments and Contingencies (Note 9)		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		5
Paid-in capital		617,012
Retained earnings		224,765
Total Stockholder's Equity		841,782
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,078,187

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	140,502
Consulting fees		20,000
Interest and dividend income		939
Unrealized loss on securities		(237,004)
Total Revenues		(75,563)
Expenses:		
Travel and entertainment		93,539
Consulting fees		66,160
Placement agent fees		65,266
Professional fees		56,373
Occupancy		39,710
Interest		34,962
Depreciation		27,562
Regulatory fees		5,653
Communications		4,012
Other expenses		45,710
Total Expenses		438,947
Loss before tax provision		(514,510)
Income tax provision		-
Net loss	$	(514,510)

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at January 1, 2004	$ 5	$ 517,012	$ 937,536	$ 1,454,553
Capital contribution	-	100,000	-	100,000
Shareholder distribution	-	-	(198,261)	(198,261)
Net loss	-	-	(514,510)	(514,510)
Balances at December 31, 2004	$ 5	$ 617,012	$ 224,765	$ 841,782

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	198,000
Decrease:		
Loan maturity		(198,000)
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(514,510)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		27,562
Unrealized loss on securities		237,004
Adjustment for secured demand note		(39,004)
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(204,643)
(Increase) in securities owned, at market		(79,213)
Decrease in other assets		192
Increase in accounts payable and accrued expenses		33,646
Increase in payable to clearing broker		591
Total adjustments		(23,865)
NET CASH USED BY OPERATING ACTIVITIES		(538,375)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in payable to former SDN holders		6,619
Payment of payable due former SDN holder		(50,000)
Capital contribution		100,000
Shareholder distribution		(198,261)
CASH USED BY FINANCING ACTIVITIES		(141,642)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(18,732)
Decrease in receivable from officer		84,607
CASH PROVIDED BY INVESTING ACTIVITIES		65,875
NET DECREASE IN CASH		(614,142)
CASH		
Beginning of year		773,463
End of year	$	159,321

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS (continued)
FOR YEAR ENDED DECEMBER 31, 2003

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest payments	$	22,462

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Maturity of secured demand note	$	198,000
Release of secured demand note collateral to the Company	$	198,000
Payable to former SDN holders	$	154,619
Contribution of marketable securities at market to reduce the officers receivable	$	316,217

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company"), is a broker/dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Nature of business

The Company performs various investment banking activities. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Investment banking fees are recorded upon the closing of the transaction and consulting fee income is recorded when processed.

Depreciation

The cost of fixed assets is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and accounts payable, approximates their fair value at December 31, 2004 due to the relatively short-term nature of these instruments.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncement

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 3- INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

At December 31, 2004, the Company had net capital of $132,321 which was $32,321 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.79 to 1 at December 31, 2004.

NOTE 5- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to its clearing broker at December 31, 2004, consist of the following:

	Receivable	Payable	Total
Deposit with clearing broker	$ 25,000	$ -	$ 25,000
Receivable (payable) from/to clearing broker	207,403	(20,889)	186,514
	$ 232,403	$ (20,889)	$ 211,514

Included in the $207,403 receivable from clearing broker is $105,474 in money markets which is subject to a 2% haircut.

NOTE 6- SECURITIES OWNED

Securities owned include investment securities that cannot be sold unless registration has been effected under the Securities Act of 1933.

At December 31, 2004, these securities consisted of equity securities with a fair value of $79,213.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 7- FIXED ASSETS

Fixed assets at December 31, 2004 consist of the following:

Automobile	$	47,227
Computers/Equipment		42,751
Artwork		9,750
Leasehold improvements		3,000
Furniture		3,802
		106,530
Less: Accumulated depreciation		(27,562)
	$	78,968

NOTE 8- SUBORDINATED BORROWINGS

During 2004 the subordinated loan in the amount of $198,000 matured and was not renewed.

NOTE 9- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis. Rent expense for the year ended December 31, 2004 was $39,710.

NOTE 10- OTHER RECEIVABLE

On September 5, 2000 the Company pledged $381,719 worth of its securities to a lender on behalf of its shareholder. This amount has been reflected as a receivable in the statement of financial condition. The pledged securities are returnable to the Company on February 28, 2006. The lender has the right of offset in the event the shareholder does not pay back his loan. In the event of a shareholder default the Company will reclassify the receivable as a distribution to the shareholder.

NOTE 11- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- OFF BALANCE SHEET RISK (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:				
Stockholder's equity			$	841,782
Less non-allowable assets and deductions:				
Advances receivable	$	164,046		
Other receivables		381,719		
Other assets		3,406		
Fixed assets, net		78,968		
Securities owned, at fair value		79,213		
				707,352
Net capital before haircuts				134,430
Less: Haircuts on securities positions				2,109
NET CAPITAL			$	132,321
TOTAL AGGREGATE INDEBTEDNESS			$	236,405
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	15,760
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($132,321 - $100,000)			$	32,321
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	236,405		
NET CAPITAL	$	132,321		178.66%

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$	131,968
Increases:			
Decrease in non allowable assets			296,908
Decreases:			
Decrease in income	(98,294)		
Shareholder distribution	(198,261)		(296,555)
NET CAPITAL, per audit		$	132,321

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under section (k)(2)(ii) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation
Monterey, Massachusetts

In planning and performing our audit of the financial statements of Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kelly Securities Corporation D/B/A Nolan Securities Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kelly Securities Corporation D/B/A Nolan Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH, D.C.
209
SECTION

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR